March 9, 2016

FILED VIA SEDAR

To:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: Endeavour Silver Corp. (the "Company")

SEDAR Project No. 2451528

This Amended MD&A dated March 2, 2016 has been amended on page 14 to update reference to the March 15, 2015 resource estimate for the Terronera property, on page 15 to update the Terronera resource estimate figures and page 16 to update the Terronera resource assumptions. These amendments and not considered by the Company to be material."

Yours truly,

“Daniel Dickson”

Daniel Dickson
Chief Financial Officer of
Endeavour Silver Corp.

Enc.